UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2021

Commission file number 001-36898

COLLIERS INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

COLLIERS INTERNATIONAL GROUP INC.

Date: April 21, 2021	/s/ Christian Mayer
Name: Christian Mayer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Registration Rights Agreement between Colliers International Group Inc. and Henset Capital Inc. dated April 16, 2021
99.2	Sixth Amendment to Second Amended and Restated Credit Agreement dated April 1, 2021
99.3	Trust Agreement between Jay S. Hennick, Henset Capital Inc., Colliers International Group Inc. and TSX Trust Company dated April 16, 2021
99.4	Trust Agreement between Jay S. Hennick, Henset Capital Inc., Colliers International Group Inc. and TSX Trust Company dated April 16, 2021
99.5	Consent to Note Purchase Agreement dated April 6, 2021
99.6	Material Change Report dated April 21, 2021